FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of February 2005.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Files Lawsuit against Victor Company of Japan for Patent Infringement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on February 15, 2005, in New York, U.S.A

Nidec Files Lawsuit against Victor Company of Japan

 for Patent Infringement

On Tuesday, February 15, 2005, Nidec Corporation (“Nidec”) filed a patent infringement lawsuit in the United States District Court for the Northern District of California against Victor Company of Japan, Limited and its subsidiary, JVC Components (Thailand) Co., Ltd., and their sales agents, Kabushiki Kaisha Agilis and Agilis Technology Inc. (collectively “JVC”), charging them with infringing its U.S. Patent Nos. 5,667,309, 6,554,476, 6,343,877 and 6,793,394. The four patents cover Nidec’s fluid dynamic bearing technology used in spindle motors found in computer hard disc drives. JVC has supplied and continues to supply spindle motors to hard disc drive manufacturers without a license under these patents.  Nidec respects the intellectual property rights of others and expects others to do the same.  Nidec thus brought this action to prevent JVC from selling, distributing or importing infringing spindle motors in the United States, and from selling or distributing such motors for incorporation into hard disc drives sold, distributed or imported in the United States.  In addition, Nidec seeks compensatory damages for JVC’s infringement, as well as treble damages for willful infringement and recovery of Nidec’s attorneys fees, as permitted under United States Patent law.

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